UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

China SXT Pharmaceuticals, Inc.

(Name of Company)

Ordinary Shares, $0.001 Par Value Per Share

(Title of Class of Securities)

G2161P108

(CUSIP Number)

Feng Zhou

178 Taidong Rd North, Taizhou

Jiangsu, China

+86-523-86298290

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

The information required on the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP Number: G2161P108

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Feng Zhou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China
	7	SOLE VOTING POWER

8,500,000
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
8,500,000

	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.7% (1)
14	TYPE OF REPORTING PERSON

IN

(1)	Percentage is calculated on the basis of 22,546,275 shares of ordinary shares outstanding as of February 14, 2019.

Item 1.	Security and Issuer.

This Schedule 13D relates to the ordinary shares, par value $0.001 per share (the “Ordinary Shares”) of China SXT Pharmaceuticals, Inc., a British Virgin Islands corporation (the “Issuer” or “China SXT”), whose principal executive office is located at 178 Taidong Rd North, Taizhou, Jiangsu, China. As of the date of this Statement, the Issuer has 22,546,275 Ordinary Shares issued and outstanding.

Item 2.	Identity and Background.

The Statement is filed by Feng Zhou (the “Reporting Person”).

The Reporting Persons’ principal business address is 178 Taidong Rd North, Taizhou, Jiangsu, China.

The Reporting Person is the Chief Executive Officer and Director of the Issuer.

During the past five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

The Reporting Person is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds and Other Consideration.

In July 2017, the Reporting Person acquired 8,549,000 Ordinary Shares from the Issuer in a private transfer at a per share price of $3.00 per share.  On October 20, 2017, the Reporting Person transferred 49,000 Ordinary Shares as a gift to Di Zhou.

Item 4.	Purpose of Transaction.

The Ordinary Shares of the Issuer owned by the Reporting Person have been acquired for investment purposes. The Reporting Person may make further acquisitions of the Issuer’s Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Person has no plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Company.

(a)-(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c)       Other than the acquisition of the shares as reported in this Schedule 13D, no transactions in the Ordinary Shares were effected during the past sixty (60) days by the Reporting Person.

(d)       None

(e)       N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The following descriptions are qualified in their entirety by the agreements and instruments included as exhibits to this Schedule 13D.

The Reporting Person is subject to a lock-up agreement with the Issuer whereby the Reporting Person has agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to otherwise dispose of, any Ordinary Shares or similar securities for a period ending 12 months after the trading of the Ordinary Shares. A copy of such agreement is attached as Exhibit 7.1 and is incorporated by reference herein.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.1*	Lock-up Agreement, dated December 31, 2018.

* filed herewith

[The remainder of this page is left blank intentionally.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2019

	By:	/s/ Feng Zhou
	Name:	Feng Zhou